555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614

www.davislawplc.com

_________

July 20, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Pam Howell

Re: CR Global Holdings, Inc.

Offering Statement on Form 1-A

CIK No. 0001828056

Dear Ms. Howell:

Davis Law, PLC has been retained to assist the Company in the filing of their offering circular (the “Offering Circular”). On behalf of CR Global Holdings, Inc., a Virginia Corporation, (the “Issuer”), we respectfully submit this letter requesting withdrawal of the Issuer’s request for qualification filed July 19, 2021.

Should you have any questions, please feel free to contact me.

Sincerely yours,

DAVIS LAW, PLC

cc: Chantel Ray Finch

President

CR Global Holdings, Inc.